BYLAWS OF

<u>CMN, INC</u>

I. INCORPORATION. It is recognized that <u>CMN, INC</u> ("Corporation") is a duly organized corporation authorized to do business in the State of <u>NEVADA</u>, ("State of Formation") by its Articles of Incorporation or similar registered documents.

II. STATE LAW. The Corporation is organized under the relevant laws of the State of Formation ("Statutes"), and except as otherwise provided herein, the Statutes shall apply to the governance of the Corporation.

III. PURPOSE. The purpose of the Corporation is to engage in any lawful activity for which corporations may be formed.

IV. ANNUAL MEETING. Meetings of Shareholders shall be held at the principal office of the Corporation or at such other place that may be determined from time to time by the Board of Directors of the Corporation. The purpose of the annual meeting shall be to elect the Board of Directors, officers and decide on any other business activities and/or corporate decisions.

An annual meeting must be held within 13 months after the last annual meeting or the date of the original organization of the Corporation. If an annual meeting has not been made within such time, then any Shareholder or Director may demand a meeting to be held within <u>30</u> days after proper notice has been made.

V. SPECIAL MEETINGS. Unless otherwise proscribed by statute, special meetings of the Shareholders may be called by: (check all that apply)

- ☑ - President (or Chief Executive Officer).
- ☑ - <u>51</u>% of the Board of Directors.
- ☐ - _____% of the Shareholders.
- ☐ - Other. _____

After a special meeting has been called, the Board of Directors shall decide its time and place within <u>30</u> days after the special meeting has been called.

VI. PLACE OF MEETINGS. Annual and special meetings shall be determined by the Board of Directors. By default, such meetings shall take place at the principal office of the Corporation. Shareholders of all classes and series may attend any meeting of the Corporation.

Such meetings may be attended: (check all that apply)

- ☐ - In-person at the Corporation's principal office.



☐ - Via remote communication, the method to be determined by the Board of Directors.

◪ - Other. <u>TO BE DETERMINED</u>

All communication methods shall offer each attending Shareholder the right to be present, vote on business matters, and provide their consent or dissent for any actionable item.

VII. DISSOLUTION. The Corporation may only be dissolved in the following ways: (check all that apply)

       ◪ - <u> 51 </u>% vote by the Board of Directors.

       ☐ - _____% vote by the Shareholders.

       ☐ - Other. _____

VIII. NOTICE OF MEETINGS. Written notice shall be provided to each Shareholder of any meeting that such Shareholder is permitted to take action in the form of a vote and/or offer their consent or dissent for any actionable item. Such written notice shall detail the time, place, remote access (if available), and in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, written notice of any meeting shall be given not less than ten (10) days and no more than sixty (60) days before the date of the meeting.

Notice of any meeting can be sent to the Shareholders by the following method(s): (check all that apply):

       ◪ - E-Mail.

       ◪ - Mailing Address via United States Mail (postage paid by the Corporation).

       ☐ - Fax.

       ◪ - Hand-Delivered.

       ☐ - Other. _____

IX. QUORUM. A quorum, which represents the required number of individuals to be present to hold an annual or special meeting, shall be: (check all that apply)

       ◪ - <u> 51 </u>% of the Board of Directors being present.

       ☐ - _____% of the Shareholders being present.

       ☐ - Other. _____

Upon meeting the requirements of the quorum, the attending individuals of the meeting shall be able to take action and make decisions for the Corporation.

X. ACTIONS OF THE CORPORATION. Actions made on behalf of the Corporation must be: (check one)



☐ - Made with a Meeting **ONLY**. Any action required to be taken or which may be taken at any meeting, whether annual or special, must be taken with a meeting, in accordance with these Bylaws.

☐ - Can be Made **WITHOUT** a Meeting. Any action required to be taken or which may be taken at any meeting, whether annual or special, may be taken without a meeting, without prior notice, and without a vote, if consent is in writing, setting forth the action so taken, and shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which all Shareholders entitled to vote were present and voted.

XI. CORPORATE SEAL. The Corporation shall: (check one)

☐ - **HAVE** a Corporate Seal. The corporate seal shall be in such form that the Board of Directors shall approve.
☑ - **NOT HAVE** a Corporate Seal.

XII. EXECUTION OF DOCUMENTS. All contracts, checks, drafts, demands for money, notes, and other legal instruments or rights of any nature of the Corporation may be signed by: (check all that apply)

☐ - Board of Directors.
☐ - Chairperson.
☑ - President.
☐ - Treasurer.
☐ - Secretary.
☐ - Other. _____.

XIII. INDEMNIFICATION. Subject to any applicable statute, any Director or Officer of the Corporation shall: (check one)

☑ - **BE INDEMNIFIED** and held harmless by the Corporation to the fullest extent of the law. This includes, but is not limited to, a party to any action, suit, or proceeding, by reason of the fact of being a testator or intestate representative, is or was a Director, Officer, Agent, or Employee of the Corporation. The Corporation shall provide reasonable expenses, including attorney's fees, actually and necessarily incurred in connection with such action, suit, or proceeding. Notwithstanding the foregoing, no indemnification shall be made by the Corporation of any judgment or other final determination, if the acts were committed in bad faith or were the result of active or deliberate fraud, dishonesty, or clear and gross negligence.
☐ - **NOT BE INDEMNIFIED** or held harmless in any way by the Corporation.

XIV. AMENDMENTS. These Bylaws may be amended by: (check all that apply):



■ - <u> 51 </u>% vote of the Board of Directors.

☐ - _____% vote of the Shareholders.

☐ - Other. _____

XV. STOCK CERTIFICATES. The Corporation may provide shares of stock: (check one)

☐ - **WITH CERTIFICATES**. The Corporation, within a reasonable time after issue or transfer of shares without certificates, provide Shareholders a written statement of the information that is required by law to be on the certificates. Upon written request to the Secretary, a Shareholder may request certified stock certificates as provided by the Board of Directors.

■ - **WITHOUT CERTIFICATES**. The Corporation, within a reasonable time after issue or transfer of shares without certificates, provide Shareholders a written statement of the information that is required by law to be on the certificates.

XVI. DIRECTORS. The Corporation shall be managed by _____ Directors, who together constitute the Board of Directors.

a.) **Nomination**. The Board of Directors shall be elected by the Shareholders at the annual meeting by the vote of Shareholders holding of record in the aggregate at least a plurality of the shares of stock of the Corporation present in person or by proxy and entitled to vote at the annual meeting of Shareholders. Each Director serving a term of <u> 3 </u> years unless removed by the Shareholders or upon the Director's resignation.

b.) **Quorum**. It is required that a majority of the Board of Directors be present to be considered a quorum.

c.) **Regular Meetings**. By resolution and after the annual meeting, the Board of Directors may provide a time and place to meet without notice other than that resolution.

d.) **Special Meetings**. Special meetings may be demanded by any Officer or Director of the Corporation. Such demand must be made by submitting written notice via the United States Postal Service and by providing at least five (5) days' notice.

e.) **Remote Communication**. One or more Directors may participate in meetings of the Board or a committee of the Board by any communication, including videoconference, by means of which all participating Directors can simultaneously hear each other during the meeting. Participation in this manner shall constitute presence in person at such meeting.

f.) **Conflict of Interes**t. If any vote, either during a regular meeting, special meeting, or any other Corporate action takes place and a Director has a conflict of interest, such interest shall not invalidate their vote.

g.) **Board of Director Actions**. A majority of the total number of Board of Directors shall constitute a quorum for the transaction of all business matters. The act of a majority of Directors present at any meeting at which a quorum is present shall be considered an action taken by the entire Board of Directors, except as provided by law, the Articles of Incorporation, or these Bylaws. Each Director



present shall have one vote, irrespective of the number of shares of stock, if any, he or she may hold.

    h.) **Removal**. Any Director or the entire Board of Directors may be removed, at any time, with or without cause, by the holders of a majority of the voting stock of the Corporation, by such Shareholders attending a meeting for such purpose.

    i.) **Vacancies**. Except as otherwise provided by law, any vacancy in the Board of Directors occurring by reason of an increase in the authorized number of Directors or by reason of the death, withdrawal, removal, disqualification, inability to act, or resignation of a Director shall be filled by the majority of Directors then in office. The successor shall serve the unexpired portion of the term of his or her predecessor. Any Director may resign at any time by giving written notice to the Board or the Secretary.

    j.) **Committees**. The Board of Directors, by resolution, may create one or more committees, each consisting of one or more Directors. Each such committee shall serve at the pleasure of the Board. All provisions under the Statutes and these Bylaws relating to meetings, action without meetings, notice, and waiver of notice, quorum, and voting requirements of the Board of Directors shall apply to such committees and their members.

    k.) **Consent in Lieu of Meetings**. Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting of all members of the Board or committee, as the case may be, should there be consent thereto in writing, with such writing or writings to be filed with the minutes of the proceedings of the Board or committee.

    l.) **Compensation**. The Board of Directors shall have the authority to fix the compensation of Directors. A fixed sum and expenses of attendance may be allowed for each regular or special meeting of the Board, including their services as a member of committees of the Board.

XVII. CONFLICT OF INTEREST. A Director of the Corporation has a conflict of interest if the Director has an existing or potential business, financial or personal interest or holds an elected or appointed position that could impair or might reasonably appear to impair the exercise of independent, unbiased judgment in the discharge of his or her responsibilities to the Corporation. A conflict will be deemed to exist if the business, financial or personal interest or elected or appointed position is held by the Director or by a family member (spouse, parent, siblings, children or another close relative), or any organization in which the Director; or family member as defined, is an officer, Director, employee, trustee or material stockholder. If the Director in question disputes as to whether a conflict of interest is present, the matter shall be decided by a majority vote of the Board of Directors.

XVIII. OFFICERS. The officers of the Corporation shall be a Chairperson, a President, a Secretary, and a Treasurer, and such other officers as the Board may from time to time appoint, including one or more Vice Presidents and such other officers as it deems advisable. Each such officer shall exercise such powers and perform such duties as shall be set forth herein and such other powers and duties as may be specified from time to time by the Board of Directors. The officers of the Corporation shall be elected by the Board of Directors. Each of the Chairperson, President, and/or any Vice Presidents may have powers that are only delegated to them by the Board of Directors.

    a.) **Chairperson**. The Chairperson shall have overall responsibility and authority for management and operations of the Corporation and shall preside at all meetings of the Board of Directors and Shareholders and shall ensure that all orders and resolutions of the Board of Directors and Shareholders are implemented.

    b.) **President**. The President shall be the chief operating officer of the Corporation and shall have full responsibility and authority for management of the day-to-day operations of the Corporation. The President shall be an ex-officio member of all committees and shall have the general powers and duties of management and supervision usually vested in the office of President of a corporation.

    c.) **Treasurer**. The Treasurer shall be the chief financial officer of the Corporation and shall have responsibility for the custody of the corporate funds and securities, to keep full and accurate records and accounts of receipts and disbursements in books belonging to the Corporation and shall keep the monies of the Corporation in a separate account in the name of the Corporation. The Treasurer shall provide to the President and Directors, at the regular meetings of the Board, or whenever requested by the Board, an account of all financial transactions and of the financial condition of the Corporation.

    d.) **Secretary**. The Secretary shall attend all meetings of the Board and all meetings of the shareholders and shall act as clerk thereof and record all the votes of the Corporation and the minutes of all its transactions in a book to be kept for that purpose and shall perform like duties for all committees of the Board of Directors when required. The Secretary shall give, or cause to be given, a notice of all meetings of the shareholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, and under whose supervision the Secretary shall be. The Secretary shall maintain the records, minutes, and seal of the Corporation and may attest any instruments signed by any other officer of the Corporation.

The officers of the Corporation shall hold office until their successors are chosen and have qualified or until their earlier resignation or removal. Any officer or agent elected or appointed by the Board may be removed at any time, with or without cause, by the affirmative vote of a majority of the Board of Directors. Any vacancy occurring in any office as a result of death, resignation, removal, or otherwise shall be filled for the unexpired portion of the term by a majority vote of the Board of Directors. Any and all compensation of officers of the Corporation shall be fixed by the Board of Directors.

XIX. LIST OF SHAREHOLDERS. The officer of the Corporation who has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before any meeting of Shareholders, a complete list of the Shareholders entitled to vote at the meeting, arranged alphabetically, and showing the address of each Shareholder and the number of shares held by each Shareholder. The list shall be open to the examination of any Shareholder for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days before the meeting, either at a mutually agrees upon location or where the meeting is to be held. The list shall also

be produced and kept available at the time and place of the meeting, for the entire duration of the meeting, and can be inspected by any shareholder present at the meeting.

XX. CERTIFICATION. The original, or a copy of these bylaws, as amended or otherwise altered to date, certified by the Secretary, shall be kept at the Corporation's principal executive office and shall be open to inspection by the stockholders of the Corporation, at all reasonable times during office hours.

By the signature below, these bylaws are hereby certified to be a complete and correct copy of the above-named Corporation, duly adopted by the initial Board of Directors on JANUARY 9, 2022.

By: [signature] Date: JANUARY 9, 2022

Print Name: MARK FELDGREBER Title: PRESIDENT